Filed by Global Payments Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Total System Services, Inc.

Commission File No.: 001-10254

Date: May 30, 2019

The following is a transcript of a CNBC interview with Jeffrey S. Sloan, Chief Executive Officer of Global Payments Inc. A video of the interview was made available on Global Payment Inc.’s website on May 30, 2019.

CNBC Transcript:

Joining us now here at Post 9, first on CNBC, Global Payments CEO Jeff Sloan, nice to have you here

Thanks for having me.

As we were in break, you said this was years potentially in the making, but now the timing was right. Why now?

There’s probably never been a period, David, where there’s been more innovation in payments than we’ve seen in last several years. So Ali pay in Asia Pacific, contactless now coming to the United States here in New York with OMNY in the subway. As a result, it’s really a scale business. Scale has never been more important to invest in those new technologies than it is today. So I think that’s what’s driving many of the mergers we’ve had this year.

And you are the third, we’ve talked obviously about Fiserv and First Data, Fidelity National and Worldpay. Scale, what does it allow you to do… are you going to be able to buy more software companies? Specifically, what is it that this scale is going to let you do?

So, we’re going to be combined the largest pure pay payments technology company in the world. Hands down. That allows us to do a few things: first, continue to invest in the software and vertical markets that we at Global Payments have been investing in for a long time. So, as a result of this transaction, David, we’ll be the largest provider, 900 million of revenue in integrated payments in the world, the largest provider of e-commerce and omnichannel payments, also at 900 million in the world, with physical presence in 38 countries and virtual presence in 100. So that allows us, with scale, to continue to make the investments we need to make to stay ahead of the curve.

Is there an expectation amongst you and some of your merging competitors that there will be new entrants in this field that you want to prepare for? Is it possible we could see an Apple or Amazon consider trying to get in on this game?

I think it’s less likely, David, that you’d have someone like that because to be honest, Amazon with Amazon Pay, Apple with Apple Pay is already in our business. Now they’re partners of ours in many cases and we’re beneficiaries of their investment and their growth. But certainly, David, you’ve seen Stripe, you’ve seen Square come into our business, you’ve seen Paypal with iZettle. So There’s plenty of examples of technology companies making inroads into our business today, which is why it’s critical to have mass and scale and make the investments we’re continuing to make.

Who are your clients and who are they going to be in five years?

So today Sara, we have 3.5 million merchant locations around the world using our services. Those are really our clients. Of those, about a million-eight are in the United States. Primarily SMBs, or small to mid-sized businesses, which is a key point of differentiation for us. Increasingly we take those folks online, domestically as well as cross border. So I think the answer to your question is more and more technology companies. We sell our software directly to merchants. But we also partner with software companies and embed our payments in those software companies. So It will continue to be a mix of merchants today, merchants in the future, software companies and other technology companies.

Sometimes the word merger of equals makes viewers’ ears perk up - split board, split executive team. Is there any liability or potential confusion that comes out of that management structure?

You know I don’t think so here, Carl, this is really a partnership. So these two companies are 100 miles away in Georgia, with similar cultures. We’ve all known each other at the board level and at the management level for many, many years, in fact, before I came to the company about ten years ago when I was a banker at Goldman, TSYS was my client, as a banker. So I’m embarrassed to say this, especially in front of Sara, we actually go back 25 years, in terms of knowledge of what these guys do. So I would tell you this is one of those situations where we all know each other very well and I think it’s going to work out as a fantastic partnership.

Now six months ago you potentially could have had your choice of dance partners or vice versa. Why is this the right one in terms of the combination?

Because David this best positions the combined company for success. So unlike some of the deals that have been announced, where payments is a small part of what those companies are doing, this is all the combined company does at scale, globally. So really the last pure play company at scale in payments rather than providing mortgages, providing loans, those may be very good businesses, but that’s not what we’re experts in.

We were talking earlier this morning about tech innovation in the space. What does the tip of the spear look like in the tech evolution- is it sort of tableside payment or is there something else I’m not thinking about?

So I think it’s like QR codes, Carl, in Asia-Pacific. The ability to use your phone, to load your phone directly from your bank account, the ability to wave your phone and accept a code is a very important thing in our business. In general, that’s in Asia-Pacific and it’s come to the United States and Canada and the United Kingdom west to east, but I think increasingly you’re going to see innovations like pay with your face, pay at the table, pay via QR code, pay via contactless, which as I said before is coming to subways next month here in the United States, those are the kinds of innovations you’re going to continue to see.

They started to actually put it in at some of the turnstiles here in New York as a test. $300 million in annualized run rate cost synergies is what you’re talking about and basically most of that because of areas of overlap. What are those areas?

So I would say, David, the way to think about this is in the merchant business, we really are direct overlap. And that’s the way to think about it. So, we’re not going to need two authorization platforms, we’re not going to need two settlement platforms, we’re not going to need two chargeback platforms. So really from a platform point of view, it’s picking the best one of each of us and will take the best of each. I also think there are duplicative offices, duplicative go-to-market strategies. So I would say technology, operations, real estate, that kind of thing is where I think the expense savings are.

Not really head count, then?

No, I think at the end of the day to the extent that it’s sales and most of our businesses are sales-led, we want all those salespeople. The combined company is gonna have 3500 sales and sales professionals globally, by far the largest payments sales force in the world. From self-select all the way up through physical…

You know all these mergers and this growth in this industry has happened at a time of very strong consumer and strong economic growth. What happens to your industry and how do you think about the risk factors on payments and credit card payments when we do hit a downturn?

So we chase GDP around the world. So It’s very important there be a healthy consumer, that GDP be large and growing. But if you back up for a second, we become much more resilient at Global Payments, and also at TSYS, but for these purposes at Global Payments, what does that mean? We have every Burger King in North America, every Tim Horton’s in Canada, 40,000 k-12 schools, a third of the universities in the United States. You’re going to send your child to school, by and large, regardless of the economy -- by the way, that’s public schools as well as private schools. About 40% of the revenue of Global Payments today is really not tied to the economic environment. Of course, we all like a healthy consumer, but at the end of the day we’re going to be just fine in any real kind of economic climate…

You mentioned Goldman a moment ago. And I hate to ask…Do you have thoughts on their foray with Apple into cards?

Well I think that’s great news for us, I mean the more innovation that goes, it’s kind of like Sara’s question, the more innovation that goes into the card-based business, so new issuers, new rewards, new loyalty schemes, the better for our business. We provide value-added solutions to merchants. The more solutions, the more value…

Do you think some players are underestimating the complexity?

It’s a complicated business. But it’s not like Apple doesn’t….[unintelligible] a lot of technology people, it’s not like Goldman doesn’t know how to do financial services. So at the end of the day it’s a complicated business that’s why we and TSYS have been winning for a very long period of time, but you’re talking about large, sophisticated companies, they’ll be just fine.

And finally to come back kind of where you started in terms of why now and the advantage of sort of taking advantage of the disruption in the marketplace, what will be the first thing that investors should look at as a successful taking advantage of disruption from this combined company?

So I think you need to see continued accelerated revenue growth at the combined company, David. The way we generally measure our acquisitions and partnerships, is years later, is revenue growing at a faster rate than when we got in in the first place? I think given our position in integrated payments and e-commerce and faster growth geographies, that’s exactly what you’re gonna see in a combined Global Payments and Total Systems.

Well Jeff, we appreciate you taking some time, thank you. Congrats on the deal this morning.

Thank you, guys. for having me.

Jeff Sloan, CEO of Global Payments, and of course... You’re calling it Global Payments, right? The combined company?

We are

Nobody upset at Total Systems?

You’d have to ask them – but I think they’re all pretty happy.

That’s a mouthful, I think you went with the right name.

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which TSYS and Global Payments operate and beliefs of and assumptions made by TSYS management and Global Payments management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of TSYS, Global Payments or the combined company. Words such as “believes,” “anticipates,” “expects,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would,” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of TSYS or Global Payments or their management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in TSYS’ and Global Payments’ reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of TSYS and Global Payments to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against TSYS, Global Payments or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by TSYS shareholders and Global Payments shareholders on the expected terms and schedule; difficulties and delays in integrating the TSYS and Global Payments businesses, including with respect to implementing systems to prevent a material security breach of any internal systems or to successfully manage credit and fraud risks in business units; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm TSYS’ or Global Payments’ business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to TSYS’ or Global Payments’ ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; failing to comply with the applicable requirements of Visa, Mastercard or other payment networks or card schemes or changes in those requirements; the ability of TSYS or Global Payments to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the long-term value of the common stock of Global Payments following the merger, including the dilution caused by Global Payments’ issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which TSYS and Global Payments operate; the impact of new or changes in current laws, regulations, credit card association rules or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond TSYS’ or Global Payments’ control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither TSYS nor Global Payments undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in TSYS’ and Global Payments’ most recent annual reports on Form 10-K for the year ended December 31, 2018, quarterly reports on Form 10-Q for the period ended March 31, 2019, and any material updates to these factors contained in any of TSYS’ and Global Payments’ future filings.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, Global Payments will file with the SEC a registration statement on Form S-4 to register the shares of Global Payments’ common stock to be issued in connection with the merger. The registration statement will include a joint proxy statement/prospectus which will be sent to the shareholders of TSYS and Global Payments seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT TSYS, GLOBAL PAYMENTS AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from TSYS at its website, www.tsys.com, or from Global Payments at its website, www.globalpaymentsinc.com. Documents filed with the SEC by TSYS will be available free of charge by accessing TSYS’ website at www.tsys.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to TSYS at One TSYS Way, Columbus, Georgia 31901, and documents filed with the SEC by Global Payments will be available free of charge by accessing Global Payments’ website at www.globalpaymentsinc.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Global Payments at 3550 Lenox Road, Suite 3000 Atlanta, Georgia 30326, Attention: Investor Relations.

Participants In The Solicitation

TSYS and Global Payments and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Global Payments and TSYS in respect of the proposed merger under the rules of the SEC. Information about Global Payments’ directors and executive officers is available in Global Payments’ proxy statement dated March 13, 2019 for its 2019 Annual Meeting of Shareholders. Information about TSYS’ directors and executive officers is available in TSYS’ proxy statement dated March 20, 2019 for its 2019 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Global Payments or TSYS using the sources indicated above.

No Offer Or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.